SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Graphix Zone, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                   38870L 10 0
                                   -----------
                                 (CUSIP Number)

                                Ronald Chaimowitz
                          GT Interactive Software Corp.
                     16 East 40th Street, New York, NY 10016
                                 (212) 726-6500
                          -----------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                              David P. Levin, Esq.
                        Kramer, Levin, Naftalis & Frankel
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                  June 28, 1996
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |X|

                               Page 1 of 28 Pages
                         Exhibit Index appears on page 9

                                  SCHEDULE 13D
CUSIP No. 38870L 10 0
- --------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GT Interactive Software Corp. (I.R.S. employer identification no. 13-3689915)

- --------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|

                                                      (b) |_|

- --------------------------------------------------------------------------------
3)   SEC USE ONLY


- --------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     WC (See Item 3)

- --------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                         |_|

- --------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

- --------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      800,000 (See Item 4)
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         800,000 (See Item 4)
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

- --------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          800,000 (See Item 4)

- --------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                               |_|

- --------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1% (See Item 5)

- --------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
          CO
- --------------------------------------------------------------------------------

                               Page 2 of 28 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to common stock, $0.01 par value (the "Common Stock") of Graphix Zone, Inc., a Delaware corporation (the "Company"). GT Interactive Software Corp. ("GTIS") owns 80,000 shares of Common Stock and has warrants issued by Graphix Zone, Inc., a California corporation ("GZ Sub"), to purchase 720,000 shares of Common Stock. The principal executive offices of the Company are located at 42 Corporate Park, Suite 200, Irvine, California 92714.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by GTIS. GTIS is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of publishing, merchandising and distributing consumer software. The address of its principal business and principal office is 16 East 40th Street, New York, NY 10016.

     The name, business address, present principal occupation or employment and citizenship (and the name, principal business and address of the corporation or other entity in which such employment is conducted) of each executive officer and director of GTIS are set forth in Schedule I attached hereto and are incorporated herein by reference.

     (d) During the last five years, neither GTIS nor, to the best knowledge of GTIS, any of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, neither GTIS nor, to the best knowledge of GTIS, any of the persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in GTIS or any of the persons listed on Schedule I hereto being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms of the Agreement and Plan of Reorganization, dated as of January 3, 1996 (the "Merger Agreement"), between GZ Sub and StarPress, Inc., a Colorado corporation ("StarPress"), the Company became the parent holding company of GZ Sub and StarPress on June 28, 1996 when the last of

                               Page 3 of 28 Pages
the  mergers   contemplated  by  the  Merger  Agreement  became  effective  (the
"Effective Time").

     Prior to the Effective Time, under the provisions of the Warrant Certificate, attached hereto as Exhibit A, issued by GZ Sub to GTIS pursuant to the Distribution Agreement (as defined in Item 4), GTIS exercised its GZ Sub Warrants (as defined in Item 4) with respect to 80,000 shares of common stock, no par value, of GZ Sub (the "GZ Sub Common Stock"). At the Effective Time, by reason of the Merger Agreement, the shares of GZ Sub Common Stock then owned by GTIS were converted into 80,000 shares of Common Stock.

     The Warrant Certificate provides that, following any merger involving GZ Sub, GTIS shall have the right to receive, upon the exercise of the GZ Sub Warrants in accordance with the and subject to the terms of the Warrant Certificate, the consideration that the holder of the number of shares of GZ Common Stock purchasable upon the exercise of the GZ Sub Warrants would have been entitled to receive upon such merger (the "Merger Consideration"). By the terms of the Merger Agreement, each share of GZ Common Stock outstanding immediately prior to the Effective Time was converted into one share of Common Stock. Accordingly, GTIS has the right to receive up to 720,000 shares of Common Stock upon exercise of the GZ Sub Warrants.

     The aggregate amount of funds to be used for purchase of the Company's Common Stock if and when GTIS opts to exercise the GZ Sub Warrants shall be the product of (i) the number of shares of Common Stock as to which the GZ Sub Warrants are then exercised and (ii) the per share Purchase Price (defined hereafter). The Purchase Price for each share of Common Stock pursuant to the exercise of each GZ Sub Warrant shall be the lesser of (i) $5.125 per share, and
(ii) the current market price per share of Common Stock, subject to certain adjustments, as of the date twenty-one (21) trading days following the Effective Time. As of the date of this Statement, GTIS anticipates that if and when it opts to exercise the GZ Sub Warrants, its working capital shall be the source of the necessary funds.

ITEM 4. PURPOSE OF TRANSACTION.

     GTIS, GZ Sub and StarPress entered into a Distribution Agreement dated March 13, 1996 (the "Distribution Agreement") in the ordinary course of business, relating to the distribution by GTIS of certain products of GZ Sub and StarPress. In connection with the Distribution Agreement, GZ Sub issued to GTIS warrants to purchase 800,000 shares of the GZ Sub Common Stock (the "GZ Sub Warrants"). The GZ Sub Warrants are exercisable at any time prior to February 28, 2001.

     GTIS acquired the GZ Sub Warrants for investment purposes and has no current plans or proposals which relate to or

                               Page 4 of 28 Pages
would result in any of the events described in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D with respect to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, GTIS owns 80,000 shares of Common Stock which represent approximately 0.8% of the shares of Common Stock of the Company currently outstanding.1 In addition, GTIS has the right to acquire up to 720,000 shares of Common Stock which, assuming exercise of all of the GZ Sub Warrants and together with 80,000 shares currently owned by GTIS, would represent approximately 7.1% of the shares of Common Stock then outstanding.2

     (b) Following any exercise of the GZ Sub Warrants, GTIS will have the sole power to vote and dispose of the Common Stock then beneficially owned by it.

     (c) GTIS has not effected any other transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A      Warrant Certificate

- --------
1 Based upon 10,590,879 shares, comprised of (i) 10,510,879 shares of Common Stock reported by the Company to be issuable as a result of the reorganization in its Amendment No.2 to Form S-4 as filed with the Securities and Exchange Commission on June 7, 1996, and (ii) 80,000 shares of GZ Sub Common Stock, issued pursuant to the exercise of the GZ Sub Warrants after the filing date of Amendment No.2 to Form S- 4, which were subsequently converted into 80,000 shares of the Common Stock at the Effective Time.

2 Based upon 11,310,879 shares, comprised of (i) 720,000 shares of Common Stock issuable pursuant to the exercise of the GZ Sub Warrants and (ii) 10,590,879 shares of Common Stock currently outstanding (see footnote 1 above).

                               Page 5 of 28 Pages

                                   SCHEDULE I

Directors and Executive Officers of GTIS: The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of GTIS, and the name of the principal business and address of any corporation or other entity where such employment is conducted, are set forth below:


      Name and                                        Principal Occupation
     Address of          Positions                    or Employment if
      Principal            with                       different from the
      Business             GTIS          Citizenship  positions with GTIS
      --------             ----          -----------  -------------------

Joseph J. Cayre       Chairman of the       USA       Chairman of the Board
GT Interactive         Board of Directors               of Directors, GTIS
  Software Corp.                                      President, GoodTimes Home
16 E. 40th Street                                       Video Corp.
New York, NY 10016

Ronald Chaimowitz     President             USA
GT Interactive        Chief Executive
  Software Corp.       Officer
16 E. 40th Street     Director
New York, NY 10016

Kenneth Cayre         Director              USA       Executive Vice President,
GoodTimes Home                                          GoodTimes Home Video
  Video Corp.                                           Corp.
16 E. 40th Street
New York, NY 10016

Stanley Cayre         Director              USA       Chairman, GoodTimes Home
GoodTimes Home                                          Video Corp.
  Video Corp.
16 E. 40th Street
New York, NY 10016

Jack J. Cayre         Executive Vice        USA
GT Interactive         President
  Software Corp.      Director
16 E. 40th Street
New York, NY 10016

Harry M. Rubin        Executive Vice        USA
GT Interactive         President and
  Software Corp.       General Manager
16 E. 40th Street      - International
New York, NY 10016     Division and
                       Business Affairs

Chris Garske          Senior Vice President USA
GT Interactive         of Publishing
  Software Corp.
16 E. 40th Street
New York, NY 10016

                               Page 6 of 28 Pages

Andrew Gregor         Chief Financial       USA
GT Interactive          Officer
  Software Corp.      Senior Vice President,
16 E. 40th Street       Finance and
New York, NY 10016      Administration

Harry Steck           Vice President of     USA
GT Interactive         Operations
  Software Corp.
16 E. 40th Street
New York, NY 10016

Charles F. Bond       President of Slash    USA
7379 Washington        Division
  Avenue South
Edina, MN 55439

Frank Herman          Chairman of G.T.      United Kingdom
The Old Grammar        Interactive Software
  School               (Europe) Limited3
248 Marylebone Rd.
London, NW1 6JT
England

Richard Burns         Senior Vice President USA
GT Interactive         of Sales
 Software Corp.
16 E. 40th Street
New York, NY 10016

Jordan Levy           Director              USA       President, Upgrade Corp.
Upgrade Corp. of                                        of America
  America
699 Hertel Avenue
Buffalo, NY 14207

William E. Ford       Director              USA       Managing Member,
General Atlantic                                        General Atlantic
  Partners                                              Partners, LLC
125 E. 56th Street
New York, NY 10022

Steven A. Denning     Director              USA       Managing Member,
General Atlantic                                        General Atlantic
  Partners                                              Partners, LLC
125 E. 56th Street
New York, NY 10022
- --------
3    A wholly owned subsidiary of GTIS.

                               Page 7 of 28 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 24, 1996


                                        GT INTERACTIVE SOFTWARE CORP.

                                            By: /s/ Ronald Chaimowitz
                                               ----------------------
                                            Name:  Ronald Chaimowitz
                                            Title: President

                               Page 8 of 28 Pages

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION                                 PAGE
- -------                 -----------                                 ----

  A                     Warrant Certificate                         10

                               Page 9 of 28 Pages